                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 Amendment No. 8

                    Under the Securities Exchange Act of 1934


                                 TEJON RANCH CO.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   879080 10 9
                                -----------------
                                 (CUSIP Number)




                             Kathleen G. McGuinness
                                 General Counsel
                            The Times Mirror Company
                               Times Mirror Square
                         Los Angeles, California  90053
                                 (213) 237-3700
                 ----------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to:

                              Jerome L. Coben, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                               300 S. Grand Avenue
                         Los Angeles, California  90071
                                 (213) 687-5221

                                January 30, 1997
                     --------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following:            / /

Check the following box if a fee is being paid with this Statement:          / /


                                Page 1 of 6 pages

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CUSIP No. 879080 10 9                                            Schedule 13D
-------------------------------------------------------------------------------


(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Times Mirror Company
     IRS Employer Identification No. 95--1298980
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)  /X/
                                             (b)  / /
-------------------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable.
-------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     Not applicable.                              / /
-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :      3,812,330
                                   :-------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :      0
                                   :-------------------------------------------

                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :       3,812,330
                                   :-------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :       0
-----------------------------------:-------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,812,330

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          30.6%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
          CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 pages

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(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     The Times Mirror Foundation
     IRS Employer Identification No. 95-6079651
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a)  /X/
                                             (b)   / /
-------------------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*

     Not applicable.
-------------------------------------------------------------------------------
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     Not applicable.                              / /
-------------------------------------------------------------------------------

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                                   : (7)  SOLE VOTING POWER
                                   :
                                   :       300,000
                                   :-------------------------------------------
 NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
 OWNED BY EACH REPORTING           :
 PERSON WITH                       :        0
                                   :-------------------------------------------

                                   : (9)  SOLE DISPOSITIVE
                                   :
                                   :       300,000
                                   :-------------------------------------------
                                   :(10)  SHARED DISPOSITIVE
                                   :
                                   :       0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           300,000

-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                     / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.37%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 pages

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          Items 2, 4, 5 and 6 of  the statement on Schedule 13D are amended hereby as follows:

ITEM 2.   IDENTITY AND BACKGROUND

          This Amendment No. 8 to Schedule 13D is filed on behalf of the persons listed below:

          The Times Mirror Company ("Times Mirror")

          The Times Mirror Foundation (the "Foundation")


Times Mirror and the Foundation are hereinafter referred to as the "Reporting Persons." The information with respect to Times Mirror and the Foundation required by Item 2 is set forth on Exhibit 1 hereto and is incorporated herein by reference.

          By letter dated January 30, 1997 from Times Mirror to each of Ardell Investment Company, M.H. Sherman Company, Sherman Foundation and Donald Haskell (collectively, the "Former Reporting Persons"), Times Mirror informed each of the Former Reporting Persons that (a) Times Mirror and the Foundation were terminating the Memorandum of Understanding dated December 28, 1978 by and among Ardell Investment Company, Chandis Securities Company, M.H. Sherman Company, Times Mirror and the Foundation (the "Memorandum of Understanding"), including each of the powers-of-attorney created thereunder in favor of Times Mirror and
(b) Times Mirror was terminating any other power-of-attorney that may have been executed by any of the Former Reporting Persons in favor of Times Mirror in connection with (i) this Schedule 13D or any amendment thereto or (ii) the beneficial ownership by any of the Former Reporting Persons of shares of Common Stock and (c) Times Mirror and the Foundation were no longer acting, together with the Former Reporting Persons, as a group with respect to the ownership of shares of Common Stock. Copies of such letters are filed as Exhibits 2, 3, 4 and 5 to this Schedule 13D and are incorporated herein by reference.

ITEM 4.   PURPOSE OF TRANSACTION

          Each of the Reporting Persons is currently reviewing its investment in the Company as part of its overall review of its minority investments and is considering a sale of all or part of the Common Stock beneficially owned by it in the open market or in one or more privately negotiated transactions. Any determination by either of the Reporting Persons to make a sale of all or part of the Common Stock beneficially owned by it will depend upon market conditions and other factors.

          Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any actions or events required to be described in Item 4 of Schedule 13D.


                                Page 4 of 6 pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Times Mirror beneficially owns 3,812,330 shares of Common Stock, which represent approximately 30.6% of the outstanding shares of Common Stock. This number of shares beneficially owned by Times Mirror does not include 300,000 shares of Common Stock owned by the Foundation, as to which shares Times Mirror disclaims beneficial ownership. The Foundation beneficially owns 300,000 shares of Common Stock, which represent approximately 2.37% of the outstanding shares of Common Stock.

          (b) Times Mirror has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 3,812,330 shares of Common Stock. The Foundation has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of 300,000 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          By letter dated January 30, 1997 from Times Mirror to each of the Former Reporting Persons, Times Mirror informed each of the Former Reporting Persons that (a) Times Mirror and the Foundation were terminating the Memorandum of Understanding, including each of the powers-of-attorney in favor of Times Mirror created thereunder and (b) Times Mirror was terminating any other power-of-attorney that may have been executed by any of the Former Reporting Persons in favor of Times Mirror in connection with (i) this Schedule 13D or any amendment thereto or (ii) the beneficial ownership by any of the Former Reporting Persons of shares of Common Stock and (c) Times Mirror and the Foundation were no longer acting, together with the Former Reporting Persons, as a group with respect to the ownership of shares of Common Stock. Copies of such letters are filed as Exhibits 2, 3, 4 and 5 to this Schedule 13D and are incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Information relating to The Times Mirror Company, its principal officers, directors and controlling persons.

Exhibit 2 Form of Letter, dated January 30, 1997 from The Times Mirror Company to Ardell Investment Company

Exhibit 3 Form of Letter, dated January 30, 1997 from The Times Mirror Company to M.H. Sherman Company

Exhibit 4 Form of Letter, dated January 30, 1997 from The Times Mirror Company to the Sherman Foundation

Exhibit 5 Form of Letter, dated January 30, 1997 from The Times Mirror Company to Donald Haskell


                                Page 5 of 6 pages

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                              THE TIMES MIRROR COMPANY

                              By:  /s/ KATHLEEN G. McGUINNESS
                                   -----------------------------------------
                                   Name: Kathleen G. McGuinness
                                   Title: Vice President and General Counsel


                               THE TIMES MIRROR FOUNDATION

                               By: /s/ STEPHEN C. MELER
                                   ------------------------------------------
                                   Name: Stephen C. Meler
                                   Title: President

Dated:    January 31, 1997


                                Page 6 of 6 pages